Exhibit 4.34

This “Preferred Stock Subscription Agreement” (hereinafter referred to as “this Agreement”) was signed by the following two parties on June 17, 2020:

The parties to this agreement:

Party A: Luokung Technology Corp (“Issuer”)

Company Address: B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing, China

Party B: Daci Haojin Foundation Limited (“subscriber”)

Company Address: ROOM 7022, FLAT D, 7TH FLOOR TAK WING INDUSTRIAL, BUILDING 3 TSUN WEN ROAD TUEN MUN, N.T. HONG KONG

Certificate No.: 69525906-000-06-18-6

Given:

1.	Party A is one of the global leading spatial-temporal big-data processing technology companies, a leading interactive location-based services company in China (NASDAQ: LKCO).

2.	Party B is a limited liability company established under the Hong Kong Business Registration Ordinance in accordance with the law. It is an enterprise/legal person that can independently undertake civil affairs. Related matters are executed by its licensed institutions.

In order to clarify the rights and obligations of both parties, on the basis of equality and voluntariness, both parties A and B reached the following agreement on the subscription of preferred shares of Party A (hereinafter referred to as “preferred shares issuance” or “this issuance”) subscription, and obey together:

Article 1: Stock varieties, subscription price and amount

The type of share subscribed by Party B is the preferred shares. The number of preferred shares issued by Party A to Party B are 15 ,000,000 shares, the price per share of the issuance is US$3.00, and the total consideration is USD 45,000,000. Party B intends to pay USD 45,000,000 in cash to subscribe for the 15,000,000 preferred shares. Twelve (12) months after Party B pays the consideration of the subscription, Party B automatically converts the preferred shares it subscribes to Party A’s ordinary shares at a 1:1 ratio. Prior to the conversion of ordinary shares in this issue, Party B enjoys a fixed dividend of 8% per year (a total of one year). Party A pays Party B dividends in the form of ordinary shares at a unit price of $3.00 per share.

If the Party A distributed dividends, bonus shares, share capital conversion, conducted ex-dividend and ex-rights activities during the period from the pricing base date to the issuance date. The number of share issuance and price will be adjusted accordingly.

Article 2: Payment method

Given the global impact of the COVID-19, Both parties agree within 3 months after the signing of this agreement, Party B will transfer all the consideration of the subscription in cash to the account designated by Party A below, and the payment schedule and amount shall be based on the supplemental agreement;

Article 3: Delivery of preferred shares

Within 5 working days after Party B pays the subscription payment according to this agreement, Party A shall issue a subscription receipt to Party B in accordance with Party B’s requirements, and at the same time, Party A shall deliver a certificate of the preferred shares to Party B.

Article 4 Representations and Warranties

Party A makes the following representations and warranties

1.	Party A has full rights and authorization to operate its business and owns its existing properties;

2.	Party A has the right to sign this agreement and perform its obligations under this agreement. After this agreement is signed by Party A, it constitutes its legal and binding obligations;

3.	Party A signs this agreement and performs its obligations under this agreement

(1)	Will not violate any provisions of its business license, incorporation agreement, articles of association or similar organizational documents;

(2)	Will not violate any relevant laws or any government authorization or approval; Party B makes the following representations and warranties

1.	Party B is an enterprise and legal person/natural person who has the capacity to enjoy civil rights and capacity for civil conduct in accordance with the law and can independently assume civil;

2.	Party B has the right to sign this agreement and perform its obligations under this agreement. After this agreement is signed by Party B, it constitutes its legal and binding obligations;

3.	Party B signs this agreement and performs its obligations under this agreement:

(1)	Will not violate any provisions of its business license, incorporation agreement, articles of association or similar organizational documents;

(2)	Will not violate any relevant laws or any government authorization or approval

(3)	Will not short company’s share or lend its shares to others or institutions for malicious shorting

Article 5 Obligations and responsibilities of both parties

1.	Party A’s obligations and responsibilities

(1)	All necessary approvals, permits, consents, registrations, filings, or any other formalities required by the shareholders, board of directors, exchanges, government departments, and any other parties required to sign this contract Except) have been properly obtained and completed and are fully legal and effective;

(2)	Ensure that the shares agreed in this agreement are issued to Party B as soon as possible in accordance with the conditions, quantity and price agreed in this agreement, and in accordance with the relevant regulations of the relevant securities registration and settlement institution;

(3)	The fund-raising investment project issued this time is the arrangement that Party A is currently planning according to its own needs. These arrangements may change according to factors such as approval and market conditions. Party A will reconsider after performing relevant procedures in accordance with the law. Does not constitute a contractual obligation of Party A to Party B;

(4)	According to the relevant regulations of the relevant stock exchange, timely information disclosure.

2.	Party B’s obligations and responsibilities

(1)	Cooperate with Party A to handle the relevant procedures for the issuance of preferred shares;

(2)	Ensure that the sources of its subscription funds under this agreement are normal and legal;

(3)	It is fully legally qualified and has the necessary powers to sign this contract, exercise its rights under this contract and perform its obligations under this contract;

(4)	The signing of this agreement, or the performance of its obligations under this contract, does not violate any other agreements entered into, any laws and regulations applicable to it, and will not have any legal conflicts with the above;

(5)	It has all the necessary approvals, permits, consents, registrations, filings or any other formalities required by the shareholders, board of directors, exchanges, government departments and any other parties required to sign this contract (due to the current laws and regulations and the relevant government departments cannot be appropriate Except those obtained) have been properly obtained and completed and are fully legal and effective;

Article 6: Effective conditions of this Agreement

This agreement is effective from the date when the legal or authorized representatives of both parties A and B sign and affix their official seals.

Article 7: Liability for breach of contract

1.	After the signing of this agreement, in addition to force majeure, any party who does not perform, or does not perform in a timely manner, improperly perform any of its obligations under this agreement, or violate any of its statements, guarantees or commitments made under this agreement, shall Bear corresponding legal responsibilities in accordance with the law;

2.	If all the conditions stipulated in Article 7 of this agreement are met and Party B does not participate in the subscription as scheduled in this agreement, Party B shall pay Party A a penalty of three ten thousandths of the overdue amount per day

Article 8: Confidentiality

One party has the obligation to keep confidential the other party’s trade secrets learned through this share subscription, and shall not disclose it to other third parties, except as otherwise provided by the current laws and regulations of the United States of America or with the other party’s written consent.

Article 9: Supplement and change

This agreement can be amended or supplemented in writing based on the opinions of both parties. The supplementary agreement thus formed has the same legal effect as this agreement.

Article 10: Rescission and Termination

1.	This agreement cannot be performed due to force majeure, and this agreement is terminated after written confirmation by both parties;

2.	Both parties agree to terminate this agreement;

3.	One party to this agreement seriously violated this agreement, rendering the other party unable to achieve the purpose of the agreement;

4.	The rescission of this agreement does not affect the observing party and the breaching party will be held accountable

Article 11: Force Majeure

1.	Due to force majeure, any party may be unable to perform this agreement in whole or in part or delay the execution of this agreement. Within three days from the date of the event of force majeure, the other party shall be notified in writing to the other party, and three days from the date of the event Within ten days, submit to the other party a certificate that causes all or part of it to fail or be delayed;

2.	The party that suffered the force majeure shall take all necessary measures to reduce the loss, and if it can continue to perform, the performance of this agreement shall be resumed immediately after the event is eliminated. If it cannot be performed, the agreement can be terminated after consultation between the two parties;

3.	“Force majeure” as mentioned in this article refers to objective events that cannot be foreseen, insurmountable, or unavoidable, including but not limited to natural disasters such as floods, earthquakes, fires, storms, etc. Objective events include wars, civil unrest, strikes, etc.

Article 12: Dispute resolution

1.	If there is any dispute between the parties to this agreement regarding the interpretation or performance of the relevant provisions of this agreement, they shall be resolved through friendly consultation;

2.	If no written agreement is reached after negotiation, either party has the right to bring a lawsuit to the court where Party A’s residence is located

Article 13: Interpretation of the agreement

The title of each clause of this agreement is for convenience only and does not affect the meaning of the clause to which the title belongs.

Article 14: Other

This agreement is in duplicate and has the same effect. Each party holds one copy.

PREFERRED STOCK PURCHASE AGREEMENT

(Supplemental Agreement)

Subscription Plan

Party A: Luokung Technology Corp.

Party B: Daci Haojin Foundation Limited

Based on the principle of equality and mutual benefit, through friendly consultation, Party A and Party B voluntarily reach the following supplementary terms and conditions to the Subscription Plan:

According to the《Preferred Stock Subscription Agreement signed by Party A and Party B. LKCO (issuer) and Daci Haojin Foundation Limited (subscriber) agree to complete the issuance and subscription within a set time. Party A plans to issue 15,000,000 shares to at a price of USD 3.00 per share, with a value of USD 45,000,000. Based on the current (as of 16th Jun. 2020) RMB to USD exchange rate of 1; 7.096, that equivalent about 319,000,000 RMB (Subject to the actual remitted funds).

The payment schedule of Party B is as follows:

	The deadline	Subscription proportion	Subscription amount
First stage	2020/07/31 31th Jul. 2020	30% Thirty percent	USD13,500,000
Second stage	2020/08/31 31th Aug. 2020	30% Thirty percent	USD13,500,000
Third stage	2020/09/30 30th Sept. 2020	40% forty percent	USD18,000,000
Total amount			USD45,000,000